K S W , I N C . 2 0 0 1 A N N U A L R E P O R T







BUILDING TODAY'S BUSINESS CLIMATE





Building system managers utilize computer controlled systems furnished by KSW to optimize interior climate conditions for their business.

Dear Fellow Stockholder:

2001 was not one of KSW's better years, but it wasn't from lack of trying. We completed several very tough projects, in a very difficult labor market.

Actually, there is some good news. The owners and general contractors, whom we worked for on these projects all praise KSW for our excellent performance. They commend the quality and timeliness of our work, and our professionalism. While all of our projects weren't financial successes, each enhanced our reputation, and positioned us for future projects.

As a result of our successful work on the Brooklyn College Chiller Plant, we were selected to act as Trade Managers on the new Long Island Jewish Hospital Energy Center. This new facility will consist of an 8,000 ton refrigeration plant as well as a new central boiler plant. The building is designed to be expanded to add an additional 4,000 tons of refrigeration, and to generate its entire electrical consumption utilizing gas engines. It may also be expanded to provide all the backup emergency electric power for the entire Long Island Jewish Hospital facility.

The Company has also been teaming with a major general contractor, in the development of several future large co-generation facilities in the New York Metropolitan area. If any of these projects proceed, they will constitute a major portion of our future revenues.

The Company is actively pursuing new work and has identified several projects where our expertise in value engineering could give us an advantage over our competitors.

Sincerely,

Floyd Warkol

Floyd Warkol
Chairman and Chief Executive Officer

SELECTED FINANCIAL DATA

The following summary of certain financial information relating to the Company for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 is derived from, and is qualified by reference to, the financial statements for those years, audited by Marden, Harrison & Kreuter CPAs, P.C. each of which is included herein, and should be read in conjunction with such financial information.

	For The Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except share and per share amounts)				
Income Statement:					
Revenues	**$ 51,005**	$ 52,548	$ 44,847	$ 39,631	$ 66,184
Direct costs	**49,153**	48,249	38,029	36,434	62,005
Gross profit	**1,852**	4,299	6,818	3,197	4,179
Operating expenses	**4,547**	4,728	4,308	4,397	4,030
Selling, general, administration, depreciation, interest and income tax expenses	**3,329**	4,565	5,451	3,831	4,020
Income (loss) before income taxes	**(2,695)**	(429)	2,510	(1,200)	149
Net (loss) income	**(1,477)**	(266)	1,367	(634)	159
Net (loss) income per share – Basic	**(.27)**	(.05)	.25	(.12)	.03
Net (loss) income per share – Diluted	**(.27)**	(.05)	.25	(.11)	.03
Number of shares used in computation — Basic	**5,470,311**	5,468,991	5,468,644	5,463,505	5,528,311
Number of shares used in computation — Diluted	**5,470,311**	5,641,050	5,468,644	5,655,195	5,796,893
Balance Sheet Data:					
Total assets	**27,620**	28,263	26,147	21,273	26,269
Working capital	**5,213**	6,996	7,023	5,194	5,809
Current liabilities	**18,149**	17,255	14,912	11,388	15,700
Long-term liabilities	**19**	51	40	57	70
Stockholders' equity	**9,452**	10,957	11,195	9,828	10,499
Other Data:					
Current ratio	**1.29:1**	1.41:1	1.47:1	1.46:1	1.37:1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of the Company for the years ended December 31, 2001, 2000 and 1999.

Overview

The Company's contracts most often involve work periods in excess of one year. Revenue on uncompleted fixed price contracts is recorded under the "percentage of completion" method of accounting. The Company begins to recognize profit on its contracts when it first incurs direct costs. Contract costs include all direct material and labor costs and those other direct costs related to contract performance including, but not limited to, subcon tractors' costs and supplies.

General and administrative costs are charged to expense as incurred. Pursuant to construction industry practice, a portion of billings, generally not exceeding 10%, may be retained by the customer until the project is completed and all obligations of the contractor are performed. The Company has not been subject to a material loss in connection with such retentions, although at times legal procedures have been required to collect retentions due the Company.

Results of Operations

The following table sets forth, as a percentage of net sales, certain items of the Company's statement of operations for the periods indicated:

	2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Net Sales:						
Contracts	$ 50,973	99.9	$52,502	99.9	$44,506	99.2
Fees	32	.1	46	.1	341	.8
Total	51,005	100.0	52,548	100.0	44,847	100.0
Costs of sales	49,153	96.4	48,249	91.8	38,029	84.8
Gross profit	1,852	3.6	4,299	8.2	6,818	15.2
Expenses						
Selling, general, administrative and interest expenses	4,547	8.9	4,728	9.0	4,308	9.6
Income/(loss) before provision for income taxes	(2,695)	(5.3)	(429)	(.8)	2,510	5.6
Provision for income taxes	(1,218)	(2.4)	(163)	(.3)	1,143	2.6
Net income/(loss)	$(1,477)	2.9	$ (266)	(.5)	$ 1,367	3.0

COMPUTATION OF NET INCOME PER SHARE

(000's except per share amounts)

	Basic 2001	Diluted 2001	Basic 2000	Diluted 2000	Basic 1999	Diluted 1999
Weighted average common shares	5,470	5,470	5,469	5,469	5,469	5,469
Common stock & common stock equivalents using the treasury stock method	0	0	0	172	0	0
Total shares outstanding for purposes of Calculating basic & diluted earnings/ (loss) per share	5,470	5,470	5,469	5,641	5,469	5,469
Net income (loss) as reported	$ (1,477)	$ (1,477)	$ (266)	$ (266)	$1,367	$1,367
Net income (loss) per share-basic and diluted	$ (.27)	$ (.27)	$ (.05)	$ (.05)	$ .25	$ .25

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total revenue decreased by $1,543,000 or 2.9% to $51,005,000 for the year ended December 31, 2001, compared to $52,548,000 for the year 2000. Total revenue during the first half of 2001 was substantially less than the second half due to the delayed start of several new projects which did not generate substantial revenues until the third quarter of 2001. Revenue in the second half of 2001 increased to $30,603,000, compared to $20,402,000 for the first half, a 50% increase. At December 31, 2001 the Company had backlog of $52,000,000.

Cost of sales increased by $904,000 or 1.9% from $48,249,000 for the year ended December 31, 2000 compared to $49,153,000 for the year ended December 31, 2001, even though revenue decreased, due to the higher labor costs in the first half of 2001 which are described in the following paragraph.

For the year ended December 31, 2001 the Company had a gross profit of $1,852,000 or 3.6% compared to $4,299,000 or 8.2% for the year 2000. In the fourth quarter of 2001 the gross profit was $1,248,000 or 8.8% compared to a gross loss of $19,000 or 0.1% for the same period last year. Starting with the third quarter of 2000 and continuing through the first half of 2001 the Company experienced an erosion of its gross profit percentage due to lower than anticipated productivity and higher labor costs on several projects. While there continued to be some erosion during the completion of the projects in the third and fourth quarter of 2001, they were more than offset by higher gross margins on newer projects.

Selling, general and administrative expenses decreased by $181,000 or 3.8% from $ 4,728,000 for the year ended December 31, 2000 compared to $4,547,000 for the year ended December 31, 2001. During the fourth quarter ended December 31, 2001 selling, general and administrative expenses were $958,000 compared to $1,121,000 for the same period in 2000, a reduction of $163,000 or 14.5%. Included in the above expenses were legal fees of $401,000 in 2000 ($119,000 in the fourth quarter) and $653,000 in 2001 ($280,000 in the fourth quarter, of which $250,000 represents an accrual for anticipated future costs). The reason for the reduction of selling, general and administrative costs in the fourth quarter, in spite of the increased legal costs, was the commencement of new trade management projects. On these projects, certain administrative costs are job costed instead of being carried in selling, general and administrative costs.

The income tax benefit for the year ended December 31, 2001 was $1,218,000 or 45% of taxable loss compared to $163,000 or 38% of taxable loss for the year ended December 31, 2000 The percentages were affected by certain state and local taxes paid based on net worth.

As a result of all of the items mentioned above the Company lost $1,477,000 in 2001 compared to a loss of $266,000 in 2000. During the fourth quarter of 2001 the Company had a net profit of $163,000 compared to a net loss of $650,000 in 2000.

During the year ended December 31, 2001 the Company earned 23%, 16% and 14% of its revenue from its three largest customers. The Company bids on large multi-year contracts which can account for more than 10% of its contract revenue in any given year.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Total revenue increased by $7,701,000 or 17.2% to $52,548,000 for the year ended December 31, 2000, compared to $44,847,000 for the same period in 1999. The increase in revenue was due to an increase in the value of jobs booked which is reflected in the increase in backlog at the beginning of 2000, $60,000,000, as compared to the backlog at the beginning of 1999, $36,000,000, an increase of 67%. In addition, the Company received new work of $50,000,000 and increases during the year to existing contracts in the form of change orders. Since most of the work is multi-year contracts only a portion of the available work was completed during the year 2000, the balance is reflected in the Company's backlog of $62,000,000 as of December 31, 2000.

Cost of sales increased by $10,220,000 or 26.9% to $48,249,000 for the year ended December 31, 2000 compared to $38,029,000 for the comparable period in 1999 primarily as a result of the increases in revenue noted above and the additional labor costs discussed below.

The gross margin decreased to 8.2% for the year ended December 31, 2000 compared to 15.2% for the year 1999 due to lower than expected productivity and higher labor costs due to full employment in the industry and the competition for the limited workforce available. This was especially true during the fourth quarter of 2000 when the Company had a gross loss of $19,000. The Company has factored these additional labor costs into its bidding process; however, during the fourth quarter of 2000 the Company was still working on older projects which were experiencing labor overruns.

Selling, general and administrative expenses increased by $420,000 or 9.7% to $4,728,000 as compared to $4,308,000 in 1999; however, as a percentage of revenue they decreased to 9.0% of revenue as compared to 9.6% last year. The increases in selling, general and administrative expenses were due to $401,000 expensed for legal and consulting fees during 2000 for the Helionetics and Co-Op City lawsuits described in Item 3. In addition, the Company spent $125,000 during 2000 investigating the feasibility of installing systems utilizing fuel cell energy and other alternative sources. Without these costs the selling, general and administrative costs would have decreased by $106,000 or 2.5% and would have been 8.0% of revenue compared to 9.6% in 1999.

The income tax benefit for 2000 was $163,000 (38% of loss before taxes) as compared to a tax provision of $1,143,000 in 1999 (46% of income before taxes). This was due to certain state and local taxes paid during 2000 which were based on net worth.

As a result of all the items previously mentioned, there was a net loss of $266,000 in 2000 compared to a net profit of $1,364,000 in 1999. During the fourth quarter 2000 the Company had a net loss of $650,000 due to the items mentioned above.

During 2000 the Company earned 20%, 19% and 15% of its revenue from its three largest customers.

Liquidity and Capital Resources

The Company is currently providing value engineering assistance, which assists owners and developers in reducing costs while maintaining quality, on several important projects now in development. As a result, the Company believes that it is positioned to obtain new contracts and generate increased revenues over the next year.

The Company's current bonding limits are also sufficient given the volume and size of the Company's contracts. The Company's surety may require that the Company maintain certain tangible net worth levels and may require additional guarantees if the Company should desire increased bonding limits.

The Company believes its current cash resources are adequate to fund a moderate increase in sales volume in the next year. However, the Company's capital resources may not be sufficient to sustain a substantial increase in growth. The Company's management has had experience in expanding into new geographic areas with the Company's predecessors; however, to date the Company has conducted its operations exclusively in the New York City metropolitan region.

The Company currently has a $2,000,000 line of credit with Merrill Lynch, which expires on December 31, 2002. The line of credit calls for borrowing at 3% over the 30 day dealer commercial paper rate. This borrowing rate at December 31, 2001 was approximately equal to prime. As of December 31, 2001, there was $190,000 of outstanding loans against the facility.

The Company currently has no significant capital expenditure commitments.

Forward Looking Statements

Certain statements contained under "Item 1. Business" and this "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and other statements contained herein regarding matters that are not historical facts, constitute "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These forward looking statements generally can be identified as statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "forsee", "likely", "will" or other similar words or phrases. Such forward-looking statements concerning management's expectations, strategic objectives, business prospects, anticipated economic performance and financial condition, and other similar matters involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements discussed or implied by such forward-looking statements. This document describes factors that could cause actual results to differ materially from expectation of the Company. All written and oral forward-looking statements attributable of the Company or persons acting on behalf of the Company are qualified in their entirety by such factors. Such risks, uncertainties, and other important factors include, among others:

- The Company has in the past experienced erosion in gross profit margins due to lower than anticipated labor productivity and higher labor costs due to shortages of skilled labor. While the Company employs a comprehensive labor tracking system and has striven to maintain productivity levels, there is no assurance that these factors will not affect productivity in the future.
- Recent federal government tariff increases on foreign steel imports are likely to raise the costs of piping, which is the primary material supplied by the Company on projects, and which may impact the Company's profit margins.
- A prolonged economic downturn could result in a decrease in construction spending in the private and public sections which could reduce the Company's revenues in years subsequent to 2002.
- The Company relies on certain customers for a significant share of our revenues. The loss of any of these customers could adversely affect the Company's business and its operating results.
- The Company faces intense competition due to the highly competitive nature of the mechanical contracting market that could limit its ability to increase its market share and its revenues.
- The Company's continued ability to obtain bonding is critical to its ability to bid on most public work and on certain types of private projects. The inability to obtain bonding in the future could adversely impact the Company's revenues.
- During the construction period, owners or general contractors may request that the Company perform certain work which is a change to or in addition to the original contract. Such work often requires months to obtain formal change orders (including dollar amounts). Change orders are often the subject of dispute and, sometimes litigation. Slow receipt on collections may also result from general contractor or owner financial difficulties. The failure of an owner or general contractor to issue change orders or make payments could delay receipt of revenue and require litigation to collect sums due the Company.
- Although the Company's operations are not directly affected by inflation, both New York City and New York State have large debt service burdens. Inflationary pressures have tended to result in a reduction in capital spending by both state and local agencies; such capital expenditure reductions in turn could have a negative impact on the Company's revenues.
- The attack of September 11, 2001 has reportedly had an adverse effect on public budgets and the availability of private funds for construction. If these effects continue, any reduction in construction spending could have a negative impact on the Company's revenues in years subsequent to 2002.

KSW, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000 (in thousands)

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 715	$ 3,499
Marketable securities	641	2,541
Accounts receivable, net	17,639	13,704
Retainage receivable	2,549	3,263
Costs and estimated earnings in excess of billings on uncompleted contracts	26	138
Deferred income taxes	1,067	227
Prepaid expenses and other receivables	725	879
Total current assets	23,362	24,251
Property and equipment, net	333	337
Other assets:		
Goodwill, net	3,514	3,667
Deferred income taxes and other	411	8
Total assets	$27,620	$28,263
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Loans payable	$ 190	$ -
Accounts payable	11,375	8,823
Retainage payable	1,774	1,781
Accrued payroll and benefits	747	1,148
Accrued expenses	374	680
Billings in excess of costs and estimated earnings on uncompleted contracts	3,689	4,823
Total current liabilities	18,149	17,255
Long-term liabilities	19	51
Total liabilities	18,168	17,306
Commitments and contingencies		
Stockholders' equity:		
Common stock	54	54
Additional paid-in capital	9,729	9,729
Retained earnings (deficit)	(328)	1,149
Accumulated other comprehensive income:		
Net unrealized holding gain (loss) on available for sale securities	(3)	25
Total stockholders' equity	9,452	10,957
Total liabilities and stockholders' equity	$27,620	$28,263

See notes to consolidated financial statements.

KSW, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2001, 2000 and 1999 (in thousands)

	2001	2000	1999
Revenues:			
Contracts	$ 50,980	$ 52,201	$ 44,379
Fees	32	46	341
Interest and other	(7)	301	127
Total revenues	51,005	52,548	44,847
Direct costs	49,153	48,249	38,029
Gross profit	1,852	4,299	6,818
Selling, general and administrative expenses	4,499	4,706	4,279
Interest expense	48	22	29
	4,547	4,728	4,308
Income (loss) before income taxes	(2,695)	(429)	2,510
Income tax expense (benefit)	(1,218)	(163)	1,143
Net income (loss)	$ (1,477)	$ (266)	$ 1,367
Net income (loss) per common share — basic	$ (.27)	$ (.05)	$ .25
Net income (loss) per common share — diluted	$ (.27)	$ (.05)	$ .25
Weighted average common shares outstanding — basic	5,470,311	5,468,991	5,468,644
Weighted average common shares outstanding — diluted	5,470,311	5,641,050	5,468,644

See notes to consolidated financial statements.

KSW, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2001, 2000 and 1999 (in thousands)

	2001	2000	1999
Net income (loss)	$ (1,477)	$ (266)	$1,367
Other comprehensive income:			
Net unrealized holding gain (loss) arising during the year	(28)	25	-
Total comprehensive income (loss)	$ (1,505)	$ (241)	$1,367

See notes to consolidated financial statements.

KSW, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2001, 2000 and 1999 (in thousands, except share data)

	Common Stock, $.01 par, 25,000,000 shares authorized		Additional Paid-In Capital	Retained Earnings (Deficit)	Net unrealized holding gain (loss) on available for sale securities	Total
	Shares	Amount				
Balances, December 31, 1998	5,468,644	$54	$9,726	$ 48	$ -	$ 9,828
Net income	-	-	-	1,367	-	1,367
Balances, December 31, 1999	5,468,644	54	9,726	1,415	-	11,195
Exercise of stock options	1,667	-	3	-	-	3
Net loss	-	-	-	(266)	-	(266)
Unrealized gain on available for sale securities	-	-	-	-	25	25
Balances, December 31, 2000	5,470,311	54	9,729	1,149	25	10,957
Net loss	-	-	-	(1,477)	-	(1,477)
Unrealized loss on available for sale securities	-	-	-	-	(28)	(28)
Balances, December 31, 2001	5,470,311	$54	$9,729	$ (328)	$ (3)	$ 9,452

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2001, 2000 and 1999 (in thousands, except share data)

	2001	2000	1999
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:			
Net income (loss)	$(1,477)	$ (266)	$ 1,367
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	304	323	326
Deferred income taxes	(1,243)	(197)	900
Increase in allowance for doubtful accounts	-	-	40
Changes in assets (increase) decrease:			
Accounts receivable	(3,935)	(3,098)	(1,434)
Retainage receivable	714	859	(375)
Costs and estimated earnings in excess of billings on uncompleted contracts	112	200	54
Prepaid expenses and other receivables	154	(661)	9
Changes in liabilities increase (decrease):			
Accounts payable	2,552	2,553	806
Retainage payable	(7)	7	(468)
Accrued payroll and benefits	(401)	(17)	739
Accrued expenses	(306)	311	180
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,134)	(511)	2,267
Long-term liabilities	(32)	(19)	(17)
Net cash provided by (used in) operating activities	(4,699)	(516)	4,394
Cash flows from investing activities:			
Sale (purchase) of marketable securities	1,872	(2,516)	-
Purchase of property and equipment	(147)	(123)	(147)
Net cash provided by (used in) investing activities	1,725	(2,639)	(147)
Cash flows from financing activities:			
Exercise of stock options	-	3	-
Increase in loans payable	190	-	-
Net cash provided by financing activities	190	3	-
Net increase (decrease) in cash and cash equivalents	(2,784)	(3,152)	4,247
Cash and cash equivalents, beginning of year	3,499	6,651	2,404
Cash and cash equivalents, end of year	$ 715	$ 3,499	$ 6,651
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 48	$ 22	$ 29
Income taxes	$ 12	$ 690	$ 35

See notes to consolidated financial statements.

Years ended December 31, 2001, 2000 and 1999 (in thousands, except share data)

(1) Principles of consolidation and nature of operations:

The consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 include the accounts of KSW, Inc. and its wholly-owned subsidiary, KSW Mechanical Services, Inc., collectively "the Company." All material intercompany accounts and transactions have been eliminated in consolidation.

The Company furnishes and installs heating, ventilating and air conditioning systems and processes piping systems for institutional, industrial, commercial, high-rise residential and public works projects, primarily in the State of New York. The Company also serves as a mechanical trade manager, performing project management services relating to the mechanical trades and as a constructability consultant.

(2) Summary of significant accounting policies:

(A) Cash and cash equivalents:

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. At December 31, 2001 and 2000, there were no cash equivalents.

(B) Revenue and cost recognition:

Revenue is primarily recognized on the "percentage of completion" method for reporting revenue on long-term construction contracts not yet completed, measured by the percentage of total costs incurred-to-date to estimated total costs at completion for each contract. This method is utilized because management considers the cost-to-cost method the best method available to measure progress on these contracts. Revenues and estimated total costs at completion are adjusted monthly as additional information becomes available and based upon the Company's internal tracking systems. Because of the inherent uncertainties in estimating revenue and costs, it is reasonably possible that the estimates used will change within the near term.

Contract costs include all direct material and labor costs and those other indirect costs related to contract performance including, but not limited to, indirect labor, subcontract costs and supplies. General and administrative costs are charged to expense as incurred.

The Company has contracts that may extend over more than one year, therefore, revisions in cost and profit estimates during the course of the work are reflected in the accounting period in which the facts, which require the revisions, become known.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Revenues recognized in excess of amounts billed are recorded as a current asset under the caption "Costs and estimated earnings in excess of billings on uncompleted contracts." Billings in excess of revenues recognized are recorded as a current liability under the caption "Billings in excess of costs and estimated earnings on uncompleted contracts."

In accordance with construction industry practice, the Company reports in current assets and liabilities those amounts relating to construction contracts realizable and payable over a period in excess of one year.

Fees for the management of certain contracts are recognized when services are provided.

(C) Marketable securities:

Marketable securities, consisting of managed security accounts, are classified as "available-for-sale" securities and are stated at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings. Unrealized holding gains and losses are reported as a separate component of stockholders' equity.

(D) Allowance for doubtful accounts:

The Company establishes an allowance for uncollectible trade accounts receivable based on historical collection experience and management's evaluation of collectibility of outstanding accounts receivable. The allowance for doubtful accounts is $200 as of December 31, 2001 and 2000.

(E) Property and equipment:

Property and equipment is stated at cost. Depreciation is computed over the estimated useful lives, generally five years, of the assets using the straight-line method. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets to which they apply or the related lease term. Repairs and maintenance are charged to operations in the period incurred.

(F) Goodwill:

Goodwill, which represents the excess of cost over the fair value of net assets acquired, is amortized using the straight-line method over 30 years.

The Company assesses the recoverability of goodwill periodically by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted cash flows. The amount of goodwill impairment, if any, is charged to operations in the period in which goodwill impairment is determined by management. At December 31, 2001, 2000 and 1999, no impairment of goodwill was determined by management.

Years ended December 31, 2001, 2000 and 1999 (in thousands, except share data)

Goodwill at December 31, 2001 and 2000 is as follows:

	2001	2000
Goodwill	$ 4,990	$ 4,990
Less: accumulated amortization	1,476	1,323
Goodwill, net	$ 3,514	$ 3,667

Amortization expense for the years ended December 31, 2001, 2000 and 1999 amounted to approximately $153 per year.

(G) Income taxes:

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, the asset and liability method is used in accounting for income taxes. Deferred taxes are recognized for temporary differences between the bases of assets and liabilities for financial statement and income tax purposes. The temporary differences relate primarily to different accounting methods used for depreciation and amortization of property and equipment, goodwill, allowance for doubtful accounts and net operating loss carryforwards. A valuation allowance is recorded for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized through future operations.

(H) Net income (loss) per share:

Net income (loss) per share-basic is computed based on the weighted average number of shares of common stock outstanding. Net income (loss) per share-dilutive reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or otherwise resulted in the issuance of common stock and is computed similarly to "fully diluted" net income (loss) per share that was reported under previous accounting standards. Dilutive potential common shares do not have a significant dilutive effect.

(I) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(J) Stock-based compensation:

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Under SFAS 123, companies are encouraged, but not required, to adopt a fair value based method of accounting for stock compensation awards. As permitted by SFAS 123, the Company has elected to continue to measure compensation cost using the intrinsic value based method as prescribed in Accounting Principles Board opinion No. 25," Accounting for Stock Issued to Employees" and to provide the disclosures required by SFAS 123 (see Note 13(A)).

(3) Marketable securities:

The cost and fair value of the marketable securities, classified as available-for-sale securities at December 31, 2001, was as follows:

	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Managed stock funds	$ 644	$ -	$ (3)	$ 641

The cost and fair value of the marketable securities, classified as available-for-sale securities at December 31, 2000, was as follows:

	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Stock based mutual funds	$ 500	$15	$ -	$ 515
Bond based mutual funds	1,017	10		1,027
Certificates of deposits	999	-	-	999
	$2,516	$25	$ -	$ 2,541

For the years ended December 31, 2001 and 2000, gross unrealized gains on the sale of available-for-sale securities were $-0- and $25, respectively. For the years ended December 31, 2001 and 2000, gross unrealized losses on the sale of available-for-sale securities were $3 and $-0-, respectively. The change in net unrealized holding gains (losses) is $(28) and $25 for the years ended December 31, 2001 and 2000, respectively.

(4) Retainage receivable:

At December 31, 2001 and 2000, approximately $336 and $183, respectively, of the retainage receivable is not collectible within one year.

(5) Construction contracts:

Information with respect to contracts in progress at December 31, 2001 and 2000 is as follows:

	2001	2000
Expenditures on uncompleted contracts	$28,408	$37,625
Estimated earnings thereon	4,144	1,402
	32,552	39,027
Less billings applicable thereto	36,215	43,712
	$ (3,663)	$ (4,685)

Included in the accompanying consolidated balance sheets under the following captions:

Costs and estimated earnings in excess of billings on uncompleted contracts	$ 26	$ 138
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,689)	(4,823)
	$ (3,663)	$ (4,685)

(6) Property and equipment:

Property and equipment at December 31, 2001 and 2000 consists of the following:

	2001	2000
Machinery and equipment	$ 676	$ 559
Furniture and fixtures	624	597
Leasehold improvements	828	825
	2,128	1,981
Less accumulated depreciation and amortization	1,795	1,644
Net property and equipment	$ 333	$ 337

Depreciation and amortization expense relating to property and equipment was approximately $151, $170 and $173 for the years ended December 31, 2001, 2000 and 1999, respectively.

(7) Income taxes:

The components of income tax expense (benefit) are as follows:

	2001	2000	1999
Current			
Federal	$ -	$ (16)	$ 119
State and local	54	50	124
	54	34	243
Deferred			
Federal	(760)	(122)	565
State and local	(512)	(75)	335
	(1,272)	(197)	900
Total	$ (1,218)	$ (163)	$ 1,143

A reconciliation of the statutory Federal income tax rate to the provision for income taxes is as follows:

	2001	2000	1999
Statutory Federal income tax rate (benefit)	(34)%	(34)%	34%
State and local taxes, net of Federal tax benefit	(11)	(7)	12
Adjustment of prior year over accrual	-	3	-
	(45)%	(38)%	46%

Years ended December 31, 2001, 2000 and 1999 (in thousands, except share data)

The 2001 and 2000 tax benefits on state and local taxes is offset by current provisions based on net worth.

The details of deferred tax assets and liabilities are as follows:

	2001	2000
Deferred income tax assets:		
Property and equipment	$ 278	$ 283
Allowance for doubtful accounts	92	92
Net operating loss carryforward	1,585	227
Total deferred income tax assets	1,955	602
Deferred income tax liabilities:		
Amortization of goodwill	(486)	(405)
Deferred income tax asset, net	$ 1,469	$ 197

For the years ended December 31, 2001 and 2000, the Company incurred net operating loss carryfowards of approximately $2,900 and $600, respectively, which expire through the year ending December 31, 2016. At December 31, 2001, $1,067 of the net current portion of deferred income tax assets is recorded as a current asset, and $402 net long-term deferred income tax asset is included in long-term assets in the accompanying balance sheet. At December 31, 2000, $227 of the net current portion of deferred income tax assets is recorded as a current asset and $30 net deferred income tax liability is included in long-term liabilities in the accompanying balance sheet.

8) Accumulated other comprehensive income:

At December 31, 2001 and 2000, accumulated other comprehensive income, which consists of unrealized holding gains on available for sale securities, is as follows:

	2001	2000
Beginning balance	$ 25	$ -
Current period change	(28)	25
Ending balance	$ (3)	$ 25

(9) Commitments and contingencies:

(A) Performance bonds:

The Company is contingently liable to a surety under a general indemnity agreement. The Company agrees to indemnify the surety for any payments made on contracts of suretyship, guaranty or indemnity. Management believes that all contingent liabilities will be satisfied by performance on the specific bonded contracts involved.

(B) Operating leases:

The Company is obligated under non-cancelable operating leases, including a lease with its chief executive officer, for office space with future rental payments at December 31, 2001 as follows:

Year ending December 31	Non-affiliated	Related Party	Total
2002	$ 176	$ 103	$ 279
2003	180	-	180
2004	91	-	91
	$ 447	$ 103	$ 550

In accordance with the lease agreement, the Company has the option to extend its non- affiliated lease an additional five years from June 2004 through June 2009.

Rent expense for the years ended December 31, 2001, 2000 and 1999 amounted to approximately $276, $272 and $282, respectively, including $103 to a related party in each year.

(C) Employment agreements:

KSW Mechanical Services, Inc. has entered into employment agreements with two of its officers for the period January 1999 through December 2000. These agreements provide for aggregate base annual compensation of $660 each year plus 15% of income before taxes in excess of $250. The officers are also entitled to medical insurance, disability insurance and life insurance. The Company has not entered into new employment agreements with these individuals. During 2001, they continued in the same capacities and continued to receive the same financial remuneration as under the prior employment agreements. During 2001, officers' combined compensation was a base salary of $660. No bonuses were paid in 2000 and 2001.

(D) Environmental regulation:

The Company must comply with certain Federal, state and local regulations involving contract compliance as well as the disposal of certain toxins. In management's opinion, there have been no violations of laws, which could have a material adverse impact on the financial condition of the Company.

(E) Legal:

The Company is not aware of any pending or threatened legal proceedings, which could have a material adverse effect on its financial position or results of operations, other than item (b) on page 13. The following are the material lawsuits in which the Company is a party:

(a) Co-op City. In February 1999, the Company sued the general contractor and its bonding company in New York State Supreme Court, Queens County, to recover the sum of $5,771. Included is a claim for unanticipated costs incurred through 1998 in the sum of $3,663, and claims to recover for work beyond the scope of the Company's contract. Discovery has been completed and the action placed on the trial calendar. The case should be tried within the next twelve months. While the Company and its counsel believe the lawsuit has merit, there is no guaranty the claim will ultimately be successful, or that the full amount of damages sought will be awarded. At December 31, 2001 and 2000, approximately $1,937 of billings applicable to the base contract is included in accounts and retainage receivable relating to this contract.

(b) Helionetics Creditors Committee v. Barnes, et al. On April 26, 1999, the Company and six current or former officers and directors were named in a lawsuit in U.S. Bankruptcy Court, Central District of California, instituted by the Creditors Committee of Helionetics, Inc., the Company's former parent. The complaint alleges that the December 28, 1995 distribution by Helionetics of KSW, Inc. stock to Helionetics' shareholders was a fraudulent conveyance, and seeks compensatory damages of $10,890, plus punitive damages. The December 28, 1995 distribution of stock was made pursuant to a Form 10 Registration Statement filed with and declared effective by the Securities and Exchange Commission. The Company believes that the lawsuit is without merit and is aggressively defending the case. On March 15, 2001, the Court denied a motion for summary judgment filed by the Company and its directors, except the Court dismissed the case against director Robert Brussel. The Court found that there were issues of fact requiring trial on the merits. On May 30, 2001, the Court granted partial summary judgment as to the Company's officers and directors, dismissing Plaintiff's fraudulent conveyance causes of action relating to the distribution. On October 11, 2001, the Court dismissed all causes of action against the Company's officers and directors, which relate to the distribution itself. The Committees' remaining claims are against the Company and allege (i) that the Company aided and abetted and conspired with Helionetics, Inc. in the breach of fiduciary duty in that the distribution allegedly was made in violation of California Corporations Code and (ii) that the redemption by the Company of 333 shares of the Company's stock held by Helionetics, Inc. as part of the distribution was a fraudulent conveyance. A hearing will be held within the next three months to determine valuation issues, including the issue of Helionetics solvency on the date of distribution.

(c) Stroock & Stroock & Lavan, LLP. On February 13, 2001, the Company commenced an action in the Superior Court of the State of California, County of Los Angeles against its former counsel, Strook & Stroock & Lavan, LLP ("Stroock") for malpractice in connection with Stroock's representation of the Company in connection with the transactions which form the basis for the Helionetics Creditors Committee Action described in paragraph 9(E)(b) above. The Complaint also alleges malpractice in connection with Stroock's representation of the Company and three of its Directors and Officers in the Helionetics Creditors Committee Action. Subsequent to the filing of this action in California, Stroock sued the Company and three of its directors in New York State Supreme Court seeking "not less than $300" for legal fees allegedly due in connection with Stroock's representation of the Company in the Helionetics Creditors Committee Action described in Note 9(E)(b), above. The Company moved to dismiss this case on the grounds that California is the proper venue for the parties' disputes and that any claims for legal fees relate to the Company's malpractice action in California. On October 24, 2001, the Court granted the Company's motion to the extent of staying the New York action pending the determination of the California Action, on condition that the Company does not object to Stroock's assertion of a counterclaim for legal fees in the California malpractice action. The California Superior Court denied Stoock's motion to delay until after the Creditors Committee action and discovery is now underway.

(10) Concentration risks:

(A) Credit risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and trade accounts and retainage receivables.

The Company maintains its cash and cash equivalents accounts at balances, which exceed Federally insured limits for such accounts. The Company limits its credit risk by selecting financial institutions considered to be highly creditworthy. At December 31, 2001 and 2000, amounts in excess of federally insured limits totaled approximately $495 and $3,394, respectively.

Years ended December 31, 2001, 2000 and 1999 (in thousands, except share data)

Trade accounts and retainage receivables are due from government agencies, municipalities and private owners located in the New York metropolitan area. The Company does not require collateral in most cases, but may file claims or statutory liens against the construction projects if a default in payment occurs. Trade accounts and retainage receivables from the Company's three largest customers totaled approximately $9,728 and $8,027 at December 31, 2001 and 2000, respectively.

(B) Labor concentrations:

The Company's direct labor is supplied primarily by unions through collective bargaining agreements expiring through June 2002. Although the Company's past experience was favorable with respect to resolving conflicting demands with these unions, it is always possible that a protracted conflict may occur which will impact the renewal of the collective bargaining agreements.

(C) Contract revenue/significant customers:

The Company earned approximately 23%, 16% and 14% of its contract revenue in 2001, 20%, 19% and 15% of its contract revenue in 2000, and 23%, 20% and 18% of its contract revenue in 1999, from its three largest customers.

(11) Retirement plans:

(A) Profit-sharing/401(k) plan:

The Company sponsors a profit-sharing/401(k) plan covering employees not covered under collective bargaining agreements who meet the age and length of service requirements of the plan. The Company may make discretionary contributions to the plan. The total of employee contributions may not exceed Federal government limits. The Company expensed approximately $63, $62 and $51 as a 25% matching contribution for the years ended December 31, 2001, 2000 and 1999, respectively.

(B) Multiemployer pension plans:

The Company has made contributions to multiemployer pension plans that cover its various union employees. These plans provide benefits based on union members' earnings and periods of coverage under the respective plans. It is not cost effective to accumulate information regarding the pension expense under these plans.

(12) Line of credit - bank

On December 31, 2001, the Company renewed its line of credit in the amount of $2,000 with Merrill Lynch for an additional year. The line of credit calls for borrowings at 3% over the 30 day dealer commercial paper rate. At December 31, 2001 and 2000 the borrowing base rate was approximately equal to prime, and there was $190 and $-0-, respectively, borrowed against this line.

(13) Stockholders' equity:

(A) Stock option plan:

The Board of Directors of the Company adopted the 1995 Stock Option Plan (the Plan). The Plan enabled the Company to offer an incentive-based compensation system to its employees, officers, directors and consultants.

A total of 750,000 shares were authorized for issuance under the Plan. Options to purchase 610,000 shares of common stock at $1.50 per share were issued (of which, 535,000 shares were issued to officers and directors of the Company and its subsidiary). The Plan requires that the exercise price of options be set at not less than the fair market value of the common stock on the date of grants. In the case of the initial options, the price of $1.50 was determined to be in excess of the fair market value in light of the contingencies facing the Company prior to completion of this Distribution. Options awarded vest one-third on each anniversary of the date of grant and are fully vested three years after grant and expire ten years from the date of the grant. Additional credit towards vesting is given in the event of death (six months) or disability (three months). Any shares which are subject to an award but are not used because the terms and conditions of the award are not met, or any shares which are used by participants to pay all or part of the purchase price of any option may again be used for awards under the Plan. The Plan provides that no shares may be issued to officers or directors in excess of the 750,000 shares originally planned to be authorized unless the Company's stockholders approve an increase in the number of shares which may be used for that purpose. At the Company's annual meeting held on June 27, 1996, the stockholders approved an amendment to the plan to increase by 350,000 shares the aggregate number of shares of common stock available for future options to 490,000 shares of common stock.

Holders of shares issued pursuant to the Plan are entitled to registration of such shares annually, subject to restrictions in any underwriting agreement. During 2001, 2000 and 1999, -0-, 1,667, and -0- options, respectively, under the Plan were exercised. During 2001 and 2000, no new options were granted. During 1999, 55,000 options were issued to employees and a director. At December 31, 2001, there were 650,000 exercisable options outstanding, all of which have an exercise price of $1.50 per share.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's pro forma net income for 1999 would have been $1,338 and the pro forma net income per share – basic and diluted would remain at .25, unchanged.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 0%; expected volatility of 54.67%; risk-free interest rate of 7.00%; and expected lives of six years.

(B) Preferred stock:

The Company is authorized to issue 1,000,000 shares of preferred stock. Through December 31, 2001, no shares of preferred stock have been issued by the Company.

(14) Backlog:

At December 31, 2001, the Company had a backlog of $51,906. Backlog represents the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at year end and from contractual agreements on work which has not commenced.

(15) Impact of recently issued accounting standards:

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards require that all business combinations be accounted for using the purchase method and that all goodwill not be amortized, but tested periodically for impairment and provide guidelines for new disclosure requirements. The standards outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units, and goodwill impairment testing. The provisions of SFAS No. 141 and SFAS No. 142 apply to all business combinations after June 30, 2001. The provisions of SFAS No. 142 for existing goodwill and other intangible assets are required to be implemented effective January 1, 2002. Management believes that the implementation of SFAS No. 142 will result in a significant write-down of goodwill upon adoption.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
KSW, Inc. and Subsidiary
37-16 23rd Street
Long Island City, New York 11101

We have audited the accompanying consolidated balance sheets of KSW, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KSW, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Marden, Harrison & Kreuter
Certified Public Accountants, P.C.

Marden, Harrison & Kreuter

White Plains, New York
February 1, 2002

Board of Directors
Floyd Warkol
Chairman of the Board of Directors, President, Chief Executive Officer and Secretary

Burton Reyer
Director and Vice President

Robert Brussel
Director and Chief Financial Officer

Stanley Kreitman
Chairman Manhattan Associates
Member of the Audit and Compensation Committees

Daniel Speigel
Director
Former Sr. Vice President Tishman Realty & Construction Company, Inc.
Member of the Audit and Compensation Committees

Corporate Headquarters
37-16 23rd Street
Long Island City, NY 11101
(718) 361-6500

Corporate Counsel
Weil, Gotshal & Manges, LLP.
767 Fifth Avenue
New York, NY 10153

Corporate Bonding
XL Specialty Insurance Company
115 Broadway, 15th Floor
New York, NY 10006

Corporate Banking
Merrill Lynch
Manhattan East
153 East 53rd Street
New York, NY 10022

Independent Certified Public Account
Marden, Harrison & Kreuter, CPAs, P.C.
1311 Mamaroneck Avenue
White Plains, NY 10605

Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005

Subsidiary
KSW Mechanical Services, Inc.

Floyd Warkol
Chairman and Chief Executive Officer

Burton Reyer
President and Chief Operating Officer

Robert Brussel
Chief Financial Officer

Vincent Terraferma
Senior Vice President

Form 10-K
Copies of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, and any of the exhibits to such form 10-K, will be furnished upon request to:

James F. Oliviero
General Counsel & Director of Investor Relations
KSW, Inc.
37-16 23rd Street
Long Island City, N.Y. 11101

Market for Registrant's Common Equity and Related Stockholder Matters
The Company's Common Stock is listed on the NASDAQ's Electronic Bulletin Board under the symbol "KSWW."

At March 25, 2001, the Company had 5,470,311 shares of KSW, Inc. Common Stock issued and outstanding held by approximately 5,800 stockholders of record.

Currently, the Company intends to retain earnings for future growth and it does not anticipate paying dividends on its Common Stock in the foreseeable future.

KSW, Inc.
37-16 23rd Street
Long Island City,
NY 11101

NASDAQ
KSWW